Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

Tel. 01274 806106

07024823

21 June 2007

Dear Sir

<u>US Home Filing Exemption (12g3-2(b)) – Re 82-5154</u>

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

dlw 7/2

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

Bradford & Bingley plc

2. Name of shareholder with a major interest

Lloyds TSB Group plc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above or in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed.

5. Number of shares / amount of stock acquired

Nil

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/a

7. Number of shares / amount of stock disposed

5,810,703

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

0.916%

9. Class of security

Ordinary 25p shares

10. Date of transaction

6 June 2007

11. Date listed company informed

7 June 2007

12. Total holding following this notification

25,285,645

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.986%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw - 01274 806106

16. Name and signature of authorised officer of the listed company responsible for making this notification

Phil Kershaw

Date of notification

8 June 2007

15 June 2007

Bradford & Bingley plc

Aire Valley Finance (No.2) plc

The latest Quarterly Report for Aire Valley Finance (No.2) plc is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**June 2007**	**March 2007**
Outstanding current balance of mortgages	£393,927,753	£428,997,313
Number of mortgages	4,376	4,748
Average loan balance	£90,020	£90,353
Average LTV	62.99%	63.58%
Arrears:		
1 month +	0.18%	0.27%
3 months +	0.07%	0.04%
12 months +	0.02%	0.04%

Contacts :

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

BLOCK LISTING SIX MONTHLY RETURN

RECEIVED

2007 JUN 29 A 8: -6

OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: The *FSA*

Date: 15 June 2007

Name of *applicant*:		Bradford & Bingley plc		
Name of scheme:		Executive Incentive Plan		
Period of return:	From:	15 December 2006	To:	15 June 2007
Balance under scheme from previous return:		258,010		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil		
Number of *securities* issued/allotted under scheme during period:		Nil		
Balance under scheme not yet issued/allotted at end of period		258,010		
Number and *class* of *securities* originally listed and the date of admission		600,000 25 pence ordinary shares - 9 December 2004		
Total number of *securities* in issue at the end of the period		634,424,534		

Name of contact:	Phil Kershaw
Address of contact:	Croft Road, Crossflatts, Bingley BD16 2UA
Telephone number of contact:	01274 806106

SIGNED BY ______________________

~~Director~~/company secretary/~~suitably experienced employee~~/~~duly authorised officer~~ for and on behalf of

Bradford & Bingley plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 15 June 2007

Name of *applicant*:		Bradford & Bingley plc		
Name of scheme:		Performance Share Plan		
Period of return:	From:	15 December 2006	To:	15 June 2007
Balance under scheme from previous return:		500,000		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil		
Number of *securities* issued/allotted under scheme during period:		500,000 block listing cancelled per application made on 12 April 2007		
Balance under scheme not yet issued/allotted at end of period		Nil		
Number and *class* of *securities* originally listed and the date of admission		500,000 25 pence ordinary shares - 9 December 2004		
Total number of *securities* in issue at the end of the period		634,424,534		

Name of contact:	Phil Kershaw
Address of contact:	Croft Road, Crossflatts, Bingley BD16 2UA
Telephone number of contact:	01274 806106

SIGNED BY ______________________________

~~Director~~/company secretary/~~suitably experienced *employee*~~/~~duly authorised officer~~, for and on behalf of

Bradford & Bingley plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCK LISTING SIX MONTHLY RETURN

To: The *FSA*

Date: 15 June 2007

Name of *applicant*:		Bradford & Bingley plc		
Name of scheme:		Save As You Earn Scheme		
Period of return:	From:	15 December 2006	To:	15 June 2007
Balance under scheme from previous return:		500,000		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		800,000		
Number of *securities* issued/allotted under scheme during period:		Nil		
Balance under scheme not yet issued/allotted at end of period		1,300,000		
Number and *class* of *securities* originally listed and the date of admission		500,000 25 pence ordinary shares - 9 December 2004 800,000 25 pence ordinary shares - 12 April 2007		
Total number of *securities* in issue at the end of the period		634,424,534		

Name of contact:	Phil Kershaw
Address of contact:	Croft Road, Crossflatts, Bingley BD16 2UA
Telephone number of contact:	01274 806106

SIGNED BY ____________________

~~Director~~/company secretary/~~suitably experienced employee~~/duly authorised officer, for and on behalf of

Bradford & Bingley plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

20 June 2007

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**June 2007**	**May 2007**
Outstanding current balance of mortgages	£6,455,910,202	£6,541,811,096
Number of mortgages	76,321	76,783
Average loan balance	£84,589	£85,199
Weighted average current LTV	59.42%	60.01%
Arrears:		
1 month +	2.00%	1.81%
3 months +	0.68%	0.70%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

20 ~~March~~ June 2007

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Trustee Limited, Aire Valley Funding 1 Limited and Aire Valley Mortgages 2004-1 plc, Aire Valley Mortgages 2005-1 plc, Aire Valley Mortgages 2006-1 plc, Aire Valley Mortgages 2007-1 plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**June 2007**	**March 2007**
Outstanding current balance of mortgages	£11,569,937,178	£9,308,354,934
Number of mortgages	92,809	75,756
Average loan balance	£124,667	£122,877
Weighted average current LTV	77.88%	77.51%
Arrears:		
1 month +	1.63%	1.69%
3 months +	0.64%	0.73%
12 months +	0.02%	0.03%
Repossessions	0.11%	0.14%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5645
Email: nickie.aiken@bbg.co.uk

END

Bradford & Bingley plc

Pre-close Briefing – 21 June 2007

"We've had an excellent start to the year, marked by very strong growth. Prospects remain good for the second half as demand continues to drive the buy-to-let market. Increasing returns to shareholders through organic growth, portfolio acquisitions and capital management will be our focus for the remainder of 2007."
Steven Crawshaw, Group Chief Executive

On the basis of the expected results for the half year, the Group believes it will achieve underlying profit before tax for the full year towards the upper end of the range of analysts' forecasts*

Lending volumes

- The business has performed very well during the first half of the year, with new organic lending volumes, particularly buy-to-let, well ahead of the second half of last year.
- This strong organic growth has been supplemented by good levels of mortgage portfolio acquisitions.
- Due to the strong growth, we anticipate net residential lending in the first half will be almost double the level achieved in the same period of 2006.
- Our current pipeline of new business is strong and ahead of the year-end level.

Funding

- Retail savings balances have grown well during the first half in all channels and continue to play an important part in funding asset growth.
- In May we completed a further securitisation of £2.5bn in dollars, sterling and euros under our master trust structure.
- In our covered bond programme we raised CHF550m and have just priced a €2.5bn issue which will complete next week, further diversifying the geographic spread of our investors.

Margins

- There has been a modest dilution in the Group's net interest margin during the first half. This was caused mainly by funding mix, which in turn is due to the very strong asset growth. A further contributing factor is the reduction in margin on new fixed-rate mortgages, in line with the wider market, due to the sharply rising cost of two and three year money. We expect these trends to continue during the second half, and we remain confident in our prospects for income growth.

Credit Quality

- As expected, arrears levels are up slightly since the year end, due to the recent successive interest rate rises. Overall arrears levels and credit losses remain within our expectations.
- The impairment charge is likely to be in line with the first half of last year.

Capital

- Adopting the standardised approach to Basel II from April has improved our capacity to grow without raising capital. We will submit our waiver application at the end of June. We are committed to improving returns to shareholders by achieving a competitive and efficient capital structure and will outline our plans at the interim results.

Operating Costs

- The Group continues to exercise strict cost control whilst growing the business. Cost growth remains below the rate of revenue growth, providing a further improvement in the cost:income ratio.
- We completed a further sale and leaseback transaction in May, taking advantage of the favourable market conditions, which realised £8.8m.

Market

The increases in interest rates since August last year are now showing signs of slowing the rate of growth in the housing and mortgage markets. However, the fundamentals of these markets remain strong. The buy-to-let sector has continued to be very buoyant in the first half of the year and we believe it will continue to outperform the mainstream market in the second half and beyond, as the supporting demographics continue to drive demand over the medium-term.

* A B&B poll of 19 analysts indicates a mean consensus forecast for 2007 underlying profit before tax of £367.6m within a range of £358m to £377m.

Conference call details

Bradford & Bingley will hold a conference call at 0930 hours today with analysts and investors to discuss the information that is contained within this statement.

Live dial in number:	+44 (0)208 996 3900
Passcode:	434 895
48-hr replay dial in:	+44 (0)207 136 9233
Passcode:	78801877

The replay of the conference call will also be available on our website at www.bbg.co.uk

Forthcoming events

2007 interim results announcement	26 July 2007
Ex-dividend date	22 August 2007
Record date	24 August 2007
Dividend payment date	5 October 2007

Contacts:

Investor Relations
Katherine Conway
+44 (0) 1274 554928
Neil Vanham
+44 (0) 1274 806341

Media Relations
Simon Moyse, Finsbury
+44 (0) 20 7251 3801

Disclaimer

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial condition, business performance and results of the Bradford & Bingley Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Bradford & Bingley Group including, amongst other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Bradford & Bingley Group and its affiliates operate. As a result, the Bradford & Bingley Group's actual future financial condition, business performance and results may differ materially from the plans, goals, and expectations expressed or implied in these forward looking statements.

END